AMERICAN CONSUMERS, INC. NET INCOME (LOSS) PER COMMON SHARE EXHIBIT 11

THIRTEEN WEEKS ENDED	TWENTY-SIX WEEKS ENDED

	November 28, 2009	November 29, 2008	November 28, 2009	November 29, 2008
Net income (loss) for computing Income (loss) per common share	$(188,144)	$30,115	$(204,972)	$27,456

Weighted average number of common shares outstanding during each period	759,886	781,696	764,053	781,717

Net income (loss) per common share	$(0.248)	$0.039	$(0.268)	$0.035